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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                                FORM 6-K


  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16  OF
                  THE SECURITIES EXCHANGE ACT OF 1934

   FOR THE MONTH OF JULY, 1998        COMMISSION FILE NUMBER 001-11145

                   BIOVAIL CORPORATION INTERNATIONAL
            (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

        2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

   REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



      INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
       FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                 FORM 20-F  X              FORM 40-F
                           ---                       ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                YES                              NO  X
                    ---                             ---




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                   BIOVAIL CORPORATION INTERNATIONAL





     The following documents issued by the Company to its shareholders in June, 1998, are attached as the indicated exhibits:


     Exhibit A  Notice of Annual and Special Meeting of Shareholders

     Exhibit B  Management Information Circular

     Exhibit C  Proxy

     Exhibit D  Annual Report





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                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Biovail Corporation International





June 17, 1998                         By /s/ Kenneth G. Howling
                                             Vice President, Finance and
                                             Chief Financial Officer